

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 30, 2012

Damian George
Chief Financial Officer
Commodity Advisors Fund L.P.
522 Fifth Avenue, 14th Floor
New York, New York 10036

> **Re:** **Commodity Advisors Fund L.P.**
> **Amendment No. 1 to Registration Statement on Form 10**
> **Filed November 7, 2012**
> **File No. 000-54753**

Dear Mr. George:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 1. Business, page 2

1. We note your response to comment 3 of our letter dated July 27, 2012 that the face value of your aggregate exposure is not "necessarily indicative" of your value at risk. Please tell us the disclosure that would provide an indicia of your value at risk and the use of leverage for a reported period.

2. We note your response to comment 5. Please confirm, if true, that suspensions in redemptions and withdrawals can only take place if necessary to liquidate positions.

Fees, Compensation, Expenses and Interest Income, page 15

3. We note your response to comment 7. To the extent that trading income in the amounts disclosed in the tables are earned, please tell us if you would have to pay incentive fees out of such amounts or if such amounts are net of incentive fees.

Item 2. Financial Information, page 36

(a) Selected Financial Data, page 36

4.   Given that Ongoing selling agent fees are part of expenses that impact Net investment income (loss), please tell us why you include these as a net impact to Trading results. It would appear that the first line item to your table would be total trading results and Ongoing selling agent fees. Please advise.

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

(3) Results of Operations, page 43

5.   We note your response to prior comment 11. Please update your disclosure to clearly indicate that professional fees as disclosed include offering costs paid directly by the Partnership.

6.   We note your response to prior comment 12. Please include disclosure within your amendment, and future Exchange Act reports as appropriate, consistent with your response detailing the transaction costs paid prior and subsequent to September 1, 2012 to Citigroup Global Markets Inc.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Mark Rakip, Staff Accountant, at (202) 551-3573 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673 or me at (202) 551-3386 with any other questions.

                                        Sincerely,

                                        /s/ Duc Dang

                                        Duc Dang
                                        Attorney Advisor

Cc: Lisa J. Eskenazi
        Willkie Farr & Gallagher LLP